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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-76360

PROSPECTUS

STAPLES, INC.

788,402 SHARES OF COMMON STOCK

        This prospectus relates to resales of shares of common stock to be issued by Staples, Inc. upon the exercise of stock options held by entities affiliated with certain executive officers of Staples.

        We will not receive any proceeds from the sale of the shares.

        The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

        Our common stock is traded on the Nasdaq National Market under the symbol "SPLS." On January 17, 2002, the closing sale price of the common stock on Nasdaq was $18.00 per share. You are urged to obtain current market quotations for the common stock.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 17, 2002.

        Staples, Inc.'s executive offices are located at 500 Staples Drive, Framingham, Massachusetts 01702, and our telephone number is 508-253-5000. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to "Staples," "we," "us," and "our" refer to Staples, Inc. and its subsidiaries.

        "Staples", "Staples.com" and "Office Centre" are our registered trademarks.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

        This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

STAPLES, INC.

        We pioneered the office products superstore concept and are a leading office products distributor, with a total of 1,424 retail stores located in the United States, Canada, the United Kingdom, Germany, the Netherlands and Portugal as of November 3, 2001. In addition, we have a catalog business, an electronic commerce business and contract stationer operations.

THE OFFERING

Common Stock offered by selling stockholders	788,402 shares
Use of proceeds	Staples will not receive any proceeds from the sale of shares in this offering
Nasdaq National Market symbol	SPLS

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

        Our market is highly competitive and we may not continue to compete successfully.    We compete in a highly competitive marketplace with a variety of retailers, dealers and distributors. In most of our geographic markets, we compete with other high-volume office supply chains, such as Office Depot, OfficeMax and Office World, that have store formats, pricing strategies and product selections that are similar to ours. We also compete with mass merchants, such as Wal-Mart, warehouse clubs, computer and electronic superstores, and other discount retailers. In addition, our retail stores, delivery and contract businesses and Staples.com compete with numerous mail order firms, on-line office supply and service providers, contract stationer businesses and direct manufacturers. Many of our competitors, including Office Depot, OfficeMax and Wal-Mart, have in recent years significantly increased the number of stores they operate within our markets. Some of our current and potential competitors are larger than us and have substantially greater financial resources. It is possible that increased competition or improved performance by our competitors may reduce our market share, may reduce our profit margin, and may adversely affect our business and financial performance in other ways.

        We may be unable to continue to successfully open new stores.    An important part of our business plan is to aggressively increase the number of our stores. We opened 189 new stores in the United States, Canada and Europe in fiscal 2000. Despite original plans to open 160 new stores during fiscal 2001, we currently expect to have opened fewer than 140 new stores by the end of fiscal 2001 and currently plan to open less than 120 new stores in fiscal 2002. For our growth strategy to be successful, we must identify and lease favorable store sites, hire and train employees and adapt our management and operational systems to meet the needs of our expanded operations. These tasks may be difficult to accomplish successfully. If we are unable to open new stores as quickly as we plan, our future sales and profits could be materially adversely affected. Even if we succeed in opening new stores, these stores may not achieve the same sales or profit levels as our existing stores. Also, our expansion strategy includes opening new stores in markets where we already have a presence so that we can take advantage of economies of scale in marketing, distribution and supervision costs. However, these new stores may result in the loss of sales in existing stores in nearby areas.

        Our quarterly operating results are subject to significant fluctuation.    Our operating results have fluctuated from quarter to quarter in the past, and we expect that they will continue to do so in the future. Our earnings may not continue to grow at rates similar to the growth rates achieved in recent years and may fall short of either a prior fiscal period or investors' expectations. Factors that could cause these quarterly fluctuations include the following:

    •
    the number of new store openings, primarily because we expense pre-opening costs as incurred and newer stores are less profitable than mature stores;

    •
    the extent to which sales in new stores result in the loss of sales in existing stores;

    •
    the mix of products sold;

    •
    pricing actions of competitors;

    •
    the level of advertising and promotional expenses;

    •
    seasonality, primarily because the sales and profitability of our stores are typically slightly lower in the first and second quarter of our fiscal year than in the third and fourth quarters; and

    •
    charges associated with acquisitions.

        Most of our operating expenses, such as rent expense, advertising expense and employee salaries, do not vary directly with the amount of our sales and are difficult to adjust in the short term. As a result, if sales in a particular quarter are below our expectations for that quarter, we may not proportionately reduce operating expenses for that quarter, and therefore this sales shortfall would have a disproportionate effect on our expected net income for the quarter.

        Our operating results may be impacted by changes in the economy.    Our operating results are directly impacted by the health of the North American and European economies. The North American and European economies have recently experienced a significant slowdown when compared to the growth rates that had been recently achieved. The current economic slowdown or future declines in the health of these economies may adversely affect our business and our results of operations.

        Our stock price may fluctuate based on the expectations of professional security analysts.    The public trading price of our common stock is based in large part on professional securities analysts' expectations that our business will continue to grow and that we will achieve certain levels of net income. If our financial performance in a particular quarter does not meet the expectations of securities analysts, this may adversely affect the views of those securities analysts concerning our growth potential and future financial performance. If the securities analysts that regularly follow our common stock lower their rating or lower their projections for future growth and financial performance, the market price of our common stock is likely to drop significantly. In addition, in those circumstances, the decrease in the stock price may be disproportionate to the shortfall in our financial performance.

        Our rapid growth may continue to strain operations, which could adversely affect our business and financial results.    Our business, including sales, number of stores and number of employees, has grown dramatically over the past several years. In addition, we have acquired a number of significant companies in the last few years and may make additional acquisitions in the future. This growth has placed significant demands on our management and operational systems. If we are not successful in upgrading our operational and financial systems, expanding our management team and increasing and effectively managing our employee base, this growth is likely to result in operational inefficiencies and ineffective management of our businesses and employees, which will in turn adversely affect our business and financial performance.

        Our European operations may not become profitable.    We currently operate in European markets through Staples UK in the United Kingdom, Staples Deutschland in Germany, Product Sourcing Group Europe in Belgium and Office Centre in the Netherlands and Portugal. Our consolidated European operations are currently unprofitable, and we cannot guarantee that they will become profitable.

        Our international operations expose us to the unique risks inherent in foreign operations.    In addition to our operations in Europe, we have a significant presence in Canada through The Business Depot Ltd. We may also seek to expand further into other international markets in the future. Our foreign operations encounter risks similar to those faced by our US stores, as well as risks inherent in foreign operations, such as local customs and competitive conditions and foreign currency fluctuations.

        We may be unable to obtain adequate future financing.    It is possible that we will require additional sources of financing earlier than anticipated, as a result of unexpected cash needs or opportunities, an expanded growth strategy or disappointing operating results. Additional funds may not be available on satisfactory terms when needed, whether within the next twelve to eighteen months or thereafter.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors", that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements, except as otherwise required by law.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling stockholders.

        The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

        The shares of common stock covered by this prospectus are issuable upon the exercise of stock options held by the selling stockholders. The following table sets forth, to our knowledge, certain information about the selling stockholders as of December 27, 2001.

        Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options that are exercisable within 60 days after December 27, 2001 are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

	Shares of Common Stock Beneficially Owned Prior to Offering(1)
				Shares of Common Stock to be Beneficially Owned After Offering(1)
			Number of Shares of Common Stock Being Offered
Name of Selling Stockholder
	Number	Percentage		Number	Percentage
Naples, LLC (2)	890,619	*	747,342	143,277	*
Rosemae, LLC (3)	41,060	*	41,060	0	*

*
Less than one percent.

(1)
We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(2)
The shares held by Naples, LLC include 747,342 shares issuable upon the exercise of stock options transferred to Naples, LLC by Joseph S. Vassalluzzo, our Vice Chairman. These options are currently exercisable in full. The shares listed as being offered hereby are issuable upon exercise of these options. Mr. Vassalluzzo's wife and a trust for the benefit of Mr. Vassalluzzo's children are the sole members of Naples, LLC. Excludes other shares that are beneficially owned by Mr. Vassalluzzo.

(3)
The shares held by Rosemae, LLC consist of 41,060 shares issuable upon the exercise of a stock option transferred to Rosemae, LLC by John J. Mahoney, our Executive Vice President, Chief

  Financial Officer and Chief Administrative Officer. This option is currently exercisable in full. The shares listed as being offered hereby are issuable upon exercise of this option. Mr. Mahoney's wife and a trust for the benefit of Mr. Mahoney's children are the sole members of Rosemae, LLC. Excludes other shares that are beneficially owned by Mr. Mahoney.

        Except as described above, none of the selling stockholders has held any position or office with, or has otherwise had a material relationship with us or any of our subsidiaries within the past three years.

PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

    •
    purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

    •
    ordinary brokerage transactions and transactions in which the broker solicits purchasers;

    •
    block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    •
    an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

    •
    in privately negotiated transactions; and

    •
    in options transactions.

        In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

        In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement or (ii) January 17, 2004.

LEGAL MATTERS

        The validity of the shares offered by this prospectus has been passed upon by Hale and Dorr LLP.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on form 10-K for the year ended February 3, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

        This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC requires us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

    (1)
    Our Annual Report on Form 10-K for the fiscal year ended February 3, 2001;

    (2)
    Our Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2001;

    (3)
    Our Quarterly Report on Form 10-Q for the fiscal quarter ended August 4, 2001;

    (4)
    Our Quarterly Report on Form 10-Q for the fiscal quarter ended November 3, 2001; and

    (5)
    The description of our common stock and preferred stock purchase rights contained in our Registration Statements on Form 8-A dated April 10, 1989 and February 10, 1994.

        You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

      Staples, Inc.
      500 Staples Drive
      Framingham, Massachusetts 01702
      Attention: General Counsel
      Telephone: 508-253-5000

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
STAPLES, INC.
THE OFFERING
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE